Exhibit 99.1

CRH Medical Corporation Announces Key Hire to Support Growth

New Role of President of CRH Anesthesia Management Filled in Atlanta

VANCOUVER, July 11, 2016 - CRH Medical Corporation (TSX: CRH) (NYSE MKT: CRHM) ("CRH" or the "Company"), a North American medical company that provides physicians with innovative services and products for the treatment of gastrointestinal diseases, announces that it has hired Jay Kreger in the newly created role of President of CRH Anesthesia Management, CRH's anesthesia services business. Jay will be responsible for leading significant expansion opportunities for CRH's anesthesia services business and ensuring operational excellence across the country.

Jay has been working in the healthcare field since 2005 and was most recently with Medical Care America, a division of Hospital Corporation of America. While at Medical Care America, Jay was involved in helping grow a network of over 130 ambulatory surgery centers, including endoscopy centers, through both acquisition and physician partnership models. Jay was deal lead on a significant number of transactions that contributed to the growth of HCA's ambulatory surgery division. Jay also brings with him significant operations and finance expertise.

Edward Wright, CEO of CRH, stated, "We are pleased to have recruited such an experienced and talented individual as Jay to directly increase our expansion opportunities and operational excellence across our anesthesia services business. We welcome him into CRH in this newly created and important role."

Jay Kreger, President of CRH Anesthesia Management, added, "The opportunity that CRH has in front of it couldn't be better matched to my skill set. I am thrilled to put my skills and experience to work for the benefit of the GI-physician community, their patients and CRH stakeholders."

About CRH Medical Corporation:
CRH Medical Corporation is a North American company focused on providing physicians with innovative services and products for the treatment of gastrointestinal diseases. In 2014, CRH acquired a full service gastroenterology anesthesia company, Gastroenterology Anesthesia Associates, LLC ("GAA"), which provides anesthesia services for patients undergoing endoscopic procedures and has complemented this acquisition with five additional acquisitions of anesthesia companies completed in 2015 and three additional acquisitions completed so far in 2016. Anesthesia assisted endoscopies make these procedures more comfortable for patients and allow gastroenterologists to perform more procedures. CRH plans to leverage the capabilities it acquired through GAA to continue to consolidate the highly fragmented gastroenterology anesthesia provider business. The Company's product distribution strategy focuses on physician education, patient outcomes, and patient awareness. The Company's first product, the CRH O'Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I – IV.  CRH distributes the CRH O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves. The Company's goal is to establish CRH as the premier provider of essential services and innovative products to gastroenterologists throughout the United States.

For more information, please contact:

CRH Medical Corporation
David Matousek
Director of Investor Relations
800.660.2153 x1030
dmatousek@crhmedcorp.com
 www.crhmedcorp.com

Forward looking statements:

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continues," "estimates," "should," "plan," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Readers are also cautioned regarding statements discussing estimated revenues and future growth of the acquired business; profitability; anticipated benefits; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such forward-looking statements include the expected future revenue, anticipated benefits of the acquisition, successful completion of additional acquisitions, increasing revenue and operating EBITDA, continued growth of our business and our ability to leverage our existing operations and capabilities. Such forward-looking statements are subject to various risks and uncertainties, including risks related to integration of acquisitions, the JV structure; contractual risks related to the duration of anesthesia services agreements and the risk factors identified in CRH's filings with the Canadian and U.S. securities regulators. Although CRH believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. CRH does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.